Exhibit 16.1

March 31, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Expo Event Holdco, Inc.’s statements included under the caption “Change in Auditor” in its Form S-1 filed on March 31, 2017, and are in agreement with the statements contained in the second paragraph and the first sentence of the third paragraph within this caption. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the communication of a material weakness in internal control over financial reporting, specifically relating to the calculation of deferred tax liabilities, included in the second paragraph, we considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2014 financial statements.

Very truly yours,